Sime Darby

Sime Darby Berhad

(Company No. 41759-M)

21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.

TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 JUL 30 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

26 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Fax: 1-202-942-9624/9638
Pages: 2

04035876

SUPPL

Dear Sirs

SIME DARBY BERHAD – FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the acquisition by Sime Darby Berhad of an additional 15% equity in Port Dickson Power Berhad and an additional 20% equity in JanaUrus PDP Sdn Bhd from Tenaga Nasional Berhad, released on 23 July 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax: (212) 571 3050/3051/3052

/nz

Form Version 2.0

General Announcement

Submitted by S DARBY on 23-07-2004 05:34:04 PM
Reference No SD-040722-61370

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition by Sime Darby Berhad of an additional 15% equity in Port Dickson Power Berhad and an additional 20% equity in JanaUrus PDP Sdn Bhd from Tenaga Nasional Berhad ("Acquisition")

* **Contents :-**

Further to the announcements dated 26 December 2003, 25 February, 7 May and 24 May 2004 respectively, Sime Darby Berhad ("Sime Darby") wishes to announce that the Economic Planning Unit of the Prime Minister's Department has, vide its letter to Tenaga Nasional Berhad ("TNB") dated 14 July 2004 which was received by TNB on 20 July 2004, approved the Acquisition. As such, all conditions precedent set out in the Share Sale Agreement dated 25 February 2004 between Sime Darby and TNB have been fulfilled. Completion of the Acquisition shall take place within seven (7) days from today.

This announcement is dated 23 July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 JUL 30 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

26 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Fax: 1-202-942-9624/9638
Pages: 2

Dear Sirs

SIME DARBY BERHAD – FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the acquisition by Sime Darby Berhad of an additional 15% equity in Port Dickson Power Berhad and an additional 20% equity in JanaUrus PDP Sdn Bhd from Tenaga Nasional Berhad, released on 23 July 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax: (212) 571 3050/3051/3052

/nz

Form Version 2.0

General Announcement

Submitted by S DARBY on 23-07-2004 05:34:04 PM
Reference No SD-040722-61370

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition by Sime Darby Berhad of an additional 15% equity in Port Dickson Power Berhad and an additional 20% equity in JanaUrus PDP Sdn Bhd from Tenaga Nasional Berhad ("Acquisition")

* **Contents :-**

Further to the announcements dated 26 December 2003, 25 February, 7 May and 24 May 2004 respectively, Sime Darby Berhad ("Sime Darby") wishes to announce that the Economic Planning Unit of the Prime Minister's Department has, vide its letter to Tenaga Nasional Berhad ("TNB") dated 14 July 2004 which was received by TNB on 20 July 2004, approved the Acquisition. As such, all conditions precedent set out in the Share Sale Agreement dated 25 February 2004 between Sime Darby and TNB have been fulfilled. Completion of the Acquisition shall take place within seven (7) days from today.

This announcement is dated 23 July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: